Exhibit C


SUMMARY OF RIGHTS TO PURCHASE COMMON SHARES


UNDER CERTAIN CIRCUMSTANCES SET FORTH IN THE RIGHTS
AGREEMENT, RIGHTS ISSUED TO, OR HELD BY, ANY PERSON WHO
IS, WAS OR BECOMES AN ACQUIRING PERSON OR AN AFFILIATE
OR ASSOCIATE THEREOF (AS DEFINED IN THE RIGHTS
AGREEMENT) AND CERTAIN RELATED PERSONS, WHETHER
CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR BY ANY
SUBSEQUENT HOLDER, SHALL BECOME NULL AND VOID.

		On April 14, 1994, the Board of Directors of
Loctite Corporation (the "Corporation") declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock, $.01 par value per share (the "Common Shares"), of the Corporation. The dividend is payable to the stockholders of record on April 25, 1994 (the "Record Date") and with respect to Common Shares issued thereafter until the Distribution
Date (as defined below), and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one Common Share at a price of $175.00 per Common Share
(the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Corporation and The First National Bank of Boston, as
Rights Agent (the "Rights Agent"), dated as of
April 14, 1994.

	Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates (as hereinafter defined) will be distributed. The Rights will separate from the Common Shares upon the earlier to occur of (i) the date of a public announcement that a person or "group" (other than a Grandfathered
Stockholder (as hereinafter defined) has acquired beneficial ownership of 10% or more of the outstanding
Common Shares (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) 10 days (or such later date as the Board may determine) following the commencement of a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined)
(the earlier of such dates being called the "Distribution Date"). A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person."
The date that a person or group becomes an Acquiring
Person is the "Shares Acquisition Date."

	Notwithstanding the foregoing, an Acquiring
Person does not include the following persons
("Grandfathered Stockholders"):  (i) Henkel
Corporation, a Delaware corporation

("Henkel"), (ii)
Mr. Robert H. Krieble, Ms. Nancy B. Krieble, Mr.
Frederick B. Krieble, Ms. Collette C. Krieble, Mr.
James P. Fusscas, Ms. Helen K. Fusscas, Mr. Martin
Wolman, Management I, Limited and Management II,
Limited as a "group" (as such term is defined or used under Rule 13d-5(b) promulgated pursuant to
Section 13(d) of the Securities Exchange Act of 1934, as amended) (collectively as such group, the "Krieble
Family Group") and (iii) any Permitted Transferee (as hereinafter defined); provided, however, that, except under limited circumstances, (a) Henkel will cease to be a Grandfathered Stockholder at any time after the date of the Rights Agreement that Henkel beneficially owns a percentage of outstanding Common Shares in excess of the Henkel Percentage (as hereinafter defined) then in effect (other than as a result of a Permitted Offer), (b) the Krieble Family Group will cease to be a Grandfathered Stockholder at the time after the date of the Rights Agreement any member of the Krieble Family Group beneficially owns any additional Common Shares (other than as a result of a stock dividend, a stock split, a grant by the Corporation pursuant to a directors benefit plan established by the Corporation of Common Shares or options to purchase Common Shares (and the exercise thereof) or a Permitted Offer) and (c) any Permitted
Transferee will cease to be a Grandfathered Stockholder at the time such Permitted Transferee beneficially owns any additional Common Shares (other than as a result of a stock dividend, a stock split or a Permitted Offer).
Initially, the "Henkel Percentage" is 35% of the outstanding Common Shares and thereafter is subject to adjustment as follows: (1) in the event of any transfer of Common Shares by Henkel to any person
(other than by means of a transfer of Common Shares pursuant to a registered public offering or a broker's transaction under Rule 144 under the Securities Act of 1933, as amended, and that satisfies certain other conditions to ensure a wide distribution of those Common Shares (each such transfer, a "Distribution
Transaction")), the Henkel Percentage will be reduced by the percentage of outstanding Common Shares so transferred; (2) in the event of transfers aggregating more than 10% of the outstanding Common Shares by Henkel by means of Distribution Transactions, the Henkel Percentage will be reduced by the aggregate percentage of outstanding Common Shares so transferred in excess of 10% of the outstanding Common Shares; and
(3) in the event that the Corporation acquires any Common Shares, the Henkel Percentage immediately following such acquisition will equal the greater of the Henkel Percentage immediately prior to such acquisition and the percentage of the outstanding
Common Shares beneficially owned by Henkel immediately following such acquisition.

	A "Permitted Transfer" is any transfer of Common Shares from Henkel, the Krieble Family Group as a whole, or any Permitted Transferee to any person that
(i) has not been declared an Adverse Person (as hereinafter defined) by a majority of those directors of the Corporation who are neither officers or employees of the Corporation nor a designee or representative of the proposed transferor (the
"Unaffiliated Directors"), (ii) does not beneficially own, after giving effect to the transfer, in the case of a transfer from the Krieble Family Group or any Permitted Transferee, any Common Shares other than the Common Shares so transferred to such transferee or in the case of a transfer from Henkel, a percentage of the then outstanding Common Shares in excess of the lesser of (a) the Henkel Percentage in effect immediately prior to such proposed transfer and (b) the sum of 0.3% of the then outstanding Common Shares and the percentage of the then outstanding Common Shares so transferred to such transferee, (iii) at least 30 days prior to the consummation of such proposed transfer, executes and delivers to the Corporation an agreement substantially in the form of Exhibit A-1 attached to the Rights Agreement and (iv) immediately prior to the consummation of such transfer, executes and delivers to the Corporation an executive officer's certificate substantially in the form of Exhibit A-2 attached to the Rights Agreement. The Rights Agreement provides that any proposed Permitted Transferee will be deemed to be an "Adverse Person" if it is declared to be an Adverse Person by a majority of the Unaffiliated
Directors after having determined in its business judgment that beneficial ownership by such proposed
Permitted Transferee of 10% or more of the outstanding
Common Shares would be reasonably likely to materially adversely affect the Corporation or its stockholders.

	The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution
Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and these separate Right
Certificates alone will evidence the Rights.

	The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 14, 2004, unless earlier redeemed by the Corporation as described below.

	In the event that any person becomes an
Acquiring Person (except pursuant to a tender or exchange offer which is for all outstanding Common
Shares and (i) which is at a price and
on terms which a majority of the Disinterested Directors (as hereinafter defined) and a majority of the entire Board determines to be adequate and in the best interests of the Corporation, its stockholders and its other relevant constituencies, other than such person making such offer, or (ii) which remains open for a period of at least 60 days after the tender or exchange offer has commenced and the consummation of which results in the person on whose basis the tender or exchange offer is made becoming the beneficial owner of more than 50% of the outstanding Common Shares (a "Permitted Offer")), each holder of a Right will thereafter have the right
(the "Flip-In Right") to receive upon exercise the number of Common Shares (or, in certain circumstances, other securities of the Corporation) having a value
(immediately prior to this triggering event) equal to two times the Purchase Price of the Right. In lieu of the Flip-In Right described above, the Board, at its option, may exchange each Right for one Common Share, provided that at no time has any person been the beneficial owner of 50% or more of the outstanding
Common Shares.  Such an exchange must be authorized by
(a) a majority of the Disinterested Directors and (b) a majority of all of the directors of the Board. A
"Disinterested Director" means any director of the Corporation who is neither an officer or employee of the Corporation nor any designee or representative of any person attempting to effect a business combination or similar transaction with the Corporation.
Notwithstanding the foregoing, following the occurrence of a person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

	In the event that at any time following the Shares Acquisition Date, (i) the Corporation is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or
(ii) more than 50% of the Corporation's assets or earning power is sold or transferred, in either case with or to (a) an Acquiring Person or any affiliate or associate or any other person in which such Acquiring
Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, (b) any other person (but only if in any such transaction referred to in clause (i) or (ii) above, all holders of Common Shares are not treated alike), then each holder of a Right (except Rights which previously have been voided as set forth above) will have the right (the
"Flip-Over Right") to receive, upon exercise, common shares of the acquiring Corporation having a value equal to two times the Purchase Price of the Right.
The holder of a Right will continue to have the Flip-
Over Right whether or not such holder exercises or surrenders the Flip-In Right.

	The Purchase Price payable, and the number of Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common
Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

	The number of outstanding Rights and the number of Common Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

	With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. Fractional Common Shares will not be required to be issued by the Corporation, and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

	At any time prior to the earlier to occur of
(i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Corporation may redeem the Rights at a price of $.01 per Right (the
"Redemption Price"), which redemption will be effective upon approval of (a) a majority of the Disinterested
Directors and (b) a majority of all of the directors of the Corporation. Additionally, following the Shares
Acquisition Date, the then outstanding Rights may be redeemed at the Redemption Price (if approved by (1) a majority of the Disinterested Directors and (2) a majority of all of the directors of the Corporation), if this redemption is in connection with a merger or other business combination transaction or series of transactions involving the Corporation in which all holders of Common Shares are treated alike but not involving an Acquiring Person or its affiliates or associates.

	Prior to the Distribution Date, all of the provisions of the Rights Agreement may be amended by approval of (i) a majority of the Disinterested
Directors and (ii) a majority of all of the directors of the Corporation. After the Distribution Date, the provisions of the Rights Agreement may be amended upon approval of (a) a majority of the Disinterested
Directors and (b) a majority of all of the directors of the Corporation in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights
(excluding the interests of any Acquiring Person).

	The Rights may not be redeemed, exchanged or amended unless there is at least one Disinterested
Director at the time of such redemption, exchange or amendment.

	Until a Right is exercised, the holder
thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Corporation, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

	A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated
April 15, 1994. A copy of the Rights Agreement is available free of charge from the Corporation. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.